FOIA Confidential Treatment Request

Liberty Latin America Ltd.

1550 Wewatta Street

Suite 1000

Denver, CO 80202

September 22, 2017

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Liberty Latin America Ltd. – Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Liberty Latin America Ltd. (“Splitco”) is submitting today Amendment No. 1 to its confidential draft Registration Statement on Form S-1 (“Amendment No. 1”) under the Securities Act of 1933, as amended, to the staff of the Securities and Exchange Commission. Amendment No. 1 is being submitted for confidential, nonpublic review pursuant to the Staff’s announcement, dated June 29, 2017, regarding the expansion of draft registration statement processing procedures (the “Announcement”), and Splitco requests confidential treatment for Amendment No. 1 pursuant to Rule 83 as outlined in the Announcement.

Splitco also confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Should any questions arise with respect to this filing, please contact the undersigned at Tel: (303) 220-6648 or Renee L. Wilm at Tel: (212) 408-2503, Fax: (212) 259-2503.

Very truly yours,

/s/ Bryan H. Hall

Bryan H. Hall

cc:	Baker Botts L.L.P.

Robert W. Murray Jr.

Renee L. Wilm

KPMG LLP

Rick Ehrman